UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
001-34294

CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RYVYL Inc.
Full Name of Registrant

GreenBox POS
Former Name if Applicable

3131 Camino Del Rio North, Suite 1400
Address of Principal Executive Office (Street and Number)

San Diego, CA 92108
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RYVYL Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) by the March 31, 2023 filing date applicable to smaller reporting companies for the reasons discussed in this Form 12b-25.

As disclosed in the Company’s Current Report on Form 8-K filed on January 20, 2023, management and the Audit Committee of the Board of Directors (the “Audit Committee”) of the Company determined on January 13, 2023 that the Company’s previously issued financial statements as of December 31, 2021, for the year ended December 31, 2021, as of and for the interim periods within the year ended December 31, 2021, and as of and for the interim periods ended September 30, June 30, and March 31, 2022 (collectively the “Previously Issued Financial Statements”), should be restated and can no longer be relied upon, and the related audit report of the Company’s previous independent registered public accounting firm, BF Borgers CPA, PC, can no longer be relied upon. The Company expects to report one or more material weaknesses as of December 31, 2021, as well as its related remediation efforts including having engaged, as of August 2022, third party technical accounting experts to support proper accounting for complex accounting transactions. As a result, the Company’s management concluded its disclosure controls and procedures were not effective as of December 31, 2021, and September 30, June 30, and March 31, 2022.

The Company’s review and restatement of the Previously Issued Financial Statements (“Restated Previously Issued Financial Statements”), including the determination of all required adjustments thereto, and the compiling of required information to complete the Annual Report, is ongoing. Additionally, the Company’s current independent registered public accounting firm, Simon & Edward, LLP, requires additional time to complete its audit of the financial statements for the periods ended December 31, 2021 and December 31, 2022 to be incorporated in the Annual Report.

The Company is working diligently to complete and file the Annual Report and the Restated Previously Issued Financial Statements as soon as practicable. The Company expects to complete the preparation and filing of the Annual Report on or before April 17, 2023 (the first business day after the fifteenth calendar day following the prescribed due date).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ben Errez	(619)	631 8261
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There may be significant changes to results of operations due to changes to fair value calculations of derivative liabilities, increases to discount rates calculations, and amortization schedule changes due to the rate changes.

RYVYL Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023	By:	/s/ Ben Errez
	Name:	Ben Errez
	Title:	Executive Vice President and Chairman